UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
1-14626

CUSIP NUMBER
20440T201

(Check One): ☐  Form 10-K ☒  Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

For Period Ended:	December 31, 2010
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:	N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

BRAZILIAN DISTRIBUTION COMPANY (COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO)

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number)

Avenida Brigadeiro Luis Antonio, 3,142

City, State and Zip Code

SÃO PAULO, SP, BRAZIL, 01402-901

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (a)       The reasons described in reasonable detail in Part III of this form could not   be eliminated without unreasonable effort or expense;

 (b)       The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brazilian Distribution Company (Companhia Brasileira de Distribuição) (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it has been unable to timely file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2010 because the Registrant needs additional time to conclude internal discussions on, and further review of, the disclosure in the annual report on Form 20-F for the fiscal year ended December 31, 2010.  The Registrant anticipates that the Annual Report on Form 20-F will be filed within 15 calendar days following the prescribed due date.

(Attach extra sheets if needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

José Antônio de Almeida Filippo	55-11	3886-0421
Vitor Fagá de Almeida	55-11	3886-0421
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion?

☐ Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2011	By:	/s/ José Antônio de Almeida Filippo
José Antônio de Almeida Filippo
Chief Financial Officer

Date: July 1, 2011	By:	/s/ Vitor Fagá de Almeida
Vitor Fagá de Almeida
Investor Relations Officer